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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 2)*

                          Bridge Street Financial, Inc.
                          -----------------------------

                          Common Stock, $.01 par value
                          ----------------------------

                                    10805U109
           ----------------------------------------------------------
                                 (CUSIP Number)

           Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                                 (973) 952-0405
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13D

CUSIP No. 10805U109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Lawrence B. Seidman     ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     PF, WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2 (e)                                     [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

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                                            7   SOLE VOTING POWER
NUMBER OF                                            164,823
SHARES                              --------------------------------------------
BENEFICIALLY                                8   SHARED VOTING POWER
OWNED BY
PERSON                              --------------------------------------------
WITH                                        9   SOLE DISPOSITIVE POWER
                                                     164,823
                                    --------------------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                    --------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     164,823

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   7.13
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14   TYPE OF REPORTING PERSON*   IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 10805U109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Federal Holdings, L.L.C     13-3838083

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2 (e)                                     [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

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                                            7   SOLE VOTING POWER
NUMBER OF                                            0
SHARES                              --------------------------------------------
BENEFICIALLY                                8   SHARED VOTING POWER
OWNED BY
PERSON                              --------------------------------------------
WITH                                        9   SOLE DISPOSITIVE POWER
                                                     0
                                    --------------------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                    --------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*   OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 10805U109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Pollack Investment Partnership, L.P.     22-3736367

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2 (e)                                     [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

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                                            7   SOLE VOTING POWER
NUMBER OF                                            7,089
SHARES                              --------------------------------------------
BENEFICIALLY                                8   SHARED VOTING POWER
OWNED BY
PERSON                              --------------------------------------------
WITH                                        9   SOLE DISPOSITIVE POWER
                                                     7,089
                                    --------------------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                    --------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,089

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .30

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14   TYPE OF REPORTING PERSON*   PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This statement on Schedule 13D which was filed on November 16, 2004 on behalf of Seidman and Associates, LLC ("SAL"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII"), Broad Park Investors, LLC ("Broad Park"), Federal Holdings, LLC ("Federal"), Pollack Investment Partnership, LP ("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack ("Pollack") collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock (the "Shares") of Bridge Street Financial, Inc., a Delaware corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D. Kerrimatt, LP ("Kerrimatt") is no longer listed as a Reporting Person because it no longer owns any shares of Bridge Street Financial, Inc.

4.  Purpose of Transaction

Attached hereto is Schedule A which details the sale of shares in Bridge Street Financial, Inc.

5.  Interest in Securities of the Issuer

(a) (b) (c) As of the close of business on June 21, 2006, the Reporting Persons owned beneficially an aggregate of 164,823 shares of Common Stock, which constituted approximately 7.13% of the 2,309,179 shares of Common Stock outstanding as of May 9, 2006 as reflected in the Bridge Street Financial Inc. Form 10-Q for the period ended March 31, 2006.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/21/06                                         /ss/Lawrence B. Seidman
Date                                            --------------------------------
                                                Lawrence B. Seidman,Power of
                                                Attorney pursuant to Joint
                                                Agreement dated November 6, 2004

                                   Schedule A

                                                  PRICE
                                       DATE        PER
ENTITY                                 SOLD       SHARE       PRICE       SHARES
----------------------------------   ---------   -------   ------------   ------
PIP                                  4/24/2006   15.1900   $  22,754.62    1,498
PIP                                  6/2/2006    15.1900   $ 101,773.00    6,700
PIP                                  6/5/2006    15.1900   $  15,190.00    1,000
PIP                                   6/21/06    21.1827   $  25,419.21    1,200
Federal                              6/19/2006   20.7483   $ 375,107.70   18,079
Total                                                      $ 540,244.53   28,477